N E W S   R E L E A S E

WORLD'S DEEPEST OFFSHORE WIND TURBINES GIVEN GREEN LIGHT

CALGARY, Alberta – July 4, 2006 – Talisman Energy (UK) Limited, a wholly-owned subsidiary of Talisman Energy Inc., has announced that the UK Department of Trade and Industry (DTI) has given its approval for the development of a deepwater wind farm demonstrator project adjacent to the Company’s Beatrice oilfield, 25 kilometres off the east coast of Scotland.

The project, a joint venture between Talisman Energy (UK) Limited and Scottish and Southern Energy, will use two of the largest turbines installed anywhere in the world to test the technical and economic feasibility of deepwater wind farms in water depths of about 45 metres.  Electricity generated by the demonstrator project will be used to power the Beatrice platform.

"We are delighted that the demonstrator project has received development consent,” said Dr. Jim Buckee, President and Chief Executive Officer. “We are now in the final stages of fabrication and assembly and plan to install the turbines within the next few months. During the next few years the results of this project will influence the development of wind turbine technology around the world.

“Many of the skills used in the offshore oil and gas industry are transferable to the renewable energy sector, thereby potentially creating new investment and employment opportunities in the North Sea. The existing infrastructure at Beatrice offers a unique opportunity to test the feasibility of deepwater wind farms.”

"The Beatrice Wind Farm Demonstrator Project provides the opportunity to marry economic, community and environmental interests,” said the Minister for Energy Malcolm Wicks. “The DTI is pleased to support this innovative test project to determine if large offshore turbines, in deeper water, can be a reliable and cost effective way to generate electricity.  If successful, turbines of this type can contribute to the Government’s renewable energy targets.  In addition, the program will extend the life of the Beatrice platform, helping maximize oil recovery from this field."

The five megawatt turbines, which are approximately 85 metres high, will be sited in the Moray Firth in water depths of about 45 metres. This is a highly significant change from existing offshore developments, which are located in territorial waters close to shore in water depths of less than 10 metres.  The siting of wind farms further offshore in deeper water minimises the visual impact associated with some wind farm developments.

The existing Beatrice infrastructure has been modified to use the electricity generated by the demonstrator turbines. The field’s production platforms will also provide a base from which to carry out turbine monitoring and maintenance.

The demonstrator project has been incorporated into the pan-European initiative, DOWNVInD (Distant Offshore Wind Farms With No Visual Impact In Deepwater). DOWNVInD has been established as a catalyst for commercializing deepwater wind farm technology and includes 18 different organizations from six European countries. DOWNVInD is Europe’s largest renewable energy research and development program.

Funding has been provided through the public and private sectors, with the European Community awarding €6 million, the Scottish Executive £3 million and DTI £3 million.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

     Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail:  tlm@talisman-energy.com

Christopher J. LeGallais

Senior Manager, Investor Relations

Phone:

403-237-1957

Fax:

403-237-1210

Email:

 tlm@talisman-energy.com

19-06

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include, statements regarding the timing, funding and project scope of a deepwater wind farm demonstrator project and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”,  “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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potential delays or changes in plans with respect to the development of the wind farm project or capital expenditures and funding;

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health, safety and environmental risks;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.